

15027112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-09312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips Capital, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Wynkoop Street, Suite 500

                                     (No. and Street)

Denver   Colorado   80202
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L Phillips   303-629-1616
                                                        (Area Code – Telephone Number)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Bauerle and Company, P.C.___
                              (Name – if individual, state last, first, middle name)

7887 E. Bellview Ave., Suite 700   Denver   Colorado   80111
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAY 27 2015

DIVISION OF TRADING & MARKETS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *Christopher L. Phillips*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Bauerle and Company*, as of *February 24* 20 *15*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: *N/A*

(signature)
Signature

President
Title

(signature)
Notary Public

PAMELA A PAGLIAI
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19974011047
MY COMMISSION EXPIRES DECEMBER 24, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Phillips Capital, Inc.
Denver, Colorado

Report on the Financial Statements

We have audited the accompanying financial statements of Phillips Capital, Inc., a Nevada corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Unites States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Capital, Inc., as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Bauerle and Company, P.C.
Denver, Colorado

February 20, 2014

2

Phillips Capital, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	224,628
Accounts receivable		174,870
Total Current Assets		399,498
Fixed Assets, net of $180,737 Accumulated Depreciation		-
Other assets		1,408
Total assets	$	400,906

Liabilities and Shareholder's Equity

Liabilities

Account payable and Accrued expenses	$	4,870
Total Liabilities		4,870

Shareholder's Equity

Common stock, $0.10 par value; 250,000 shares authorized; 33,000 shares issued and outstanding	3,300
Additional paid-in capital	160,601
Treasury stock, at cost 27,815 common shares	-278,487
Retained earnings	510,622
Total Shareholder's Equity	396,036

Total Liabilities and Shareholder's Equity	$	400,906

The accompanying notes are an integral part of the Financial Statements

Phillips Capital, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenues		
Commissions	$	337,316
Service revenue		33,042
Interest income and other		671
		371,029
Expenses		
Salaries and employee benefits		69,908
Rent		74,187
Other general and administrative expenses		73,336
		217,431
Net Income	$	153,598

The accompanying notes are an integral part of the Financial Statements

4

Phillips Capital, Inc.
Statement of Shareholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2013	$ 3,300	$ 160,601	$ (278,487)	$ 657,024	$ 542,438
Distribution to Shareholder				(300,000)	(300,000)
Net Income	-	-	-	153,598	153,598
Balance, December 31, 2014	$ 3,300	$ 160,601	$ (278,487)	$ 510,622	$ 396,036

The accompanying notes are an integral part of the Financial Statements

Phillips Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Operating Activities	
Net Income	$ 153,598
Changes in Operating Assets and Liabilities	
Accounts receivable	101,888
Prepaid expenses and Other assets	-
Accounts payable and Accrued expenses	4,059
Net cash provided by operating activities	259,545
Investing Activities	
Net cash provided by (used in) investing activities	-
Financing Activities	
Distribution to shareholders	(300,000)
Net cash used in financing activities	(300,000)
Decrease in Cash and Cash Equivalents	(40,455)
Cash and Cash Equivalents, Beginning of Year	265,083
Cash and Cash Equivalents, End of Year	$ 224,628
Supplemental Cash Flow Information	
Interest paid	$ -

The accompanying notes are an integral part of the Financial Statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1 Nature of Operations and Significant Accounting Policies.

Nature of Operations. Phillips Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily earns revenues from private placement offerings and commissions on mutual fund transactions.

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Underwriting income is recorded at the time the private offering is complete. Income from commissions on mutual fund transactions is recorded on a trade-date basis, which is the date that the transaction is executed. Transaction advisory fees and service revenues are recognized as earned, based upon the terms of the specific contracts with the customers.

Cash and Cash Equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014, cash equivalents consisted of a money market account held with a bank.

Accounts Receivable. Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2014, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written-off based on specific circumstances of the customer.

PHILLIPS CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2014

1 Nature of Operations and Significant Accounting Policies. (Continued)

Financial Instruments and Concentrations of Credit Risk. The book values of the Company's cash and cash equivalents, accounts receivable, and accrued liabilities approximate their fair values given their short term nature. Financial instruments, which potentially subject us to significant concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2014 and periodically during the reporting period, balances in various operating accounts may have exceeded federally insured limits. The Company has not experienced any losses in such accounts.

At December 31, 2014, substantially all of the balance of accounts receivable is due from one customer, and was collected in January 2015. During the year ended December 31, 2014, three customers accounted for approximately 90% of the Company's revenue. The Company performs ongoing credit evaluations of is customers and generally does not require collateral as the Company believes it has collection measures in place to limit the potential for significant losses.

Income Taxes. The Company, with the consent of its sole shareholder, has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code, and therefore, is not directly subject to income taxes. Therefore, taxable income or loss is reported to the individual shareholder for inclusion in the shareholder's tax return. As such, no provision for federal or state income taxes has been included in the accompanying financial statements.

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit, and to record a liability for any such taxes including penalties and interest. As of December 31, 2014, management has not identified any uncertain tax positions. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal jurisdiction and in various state jurisdictions. These returns are currently open for income tax examinations under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2011 and after, and by various state taxing agencies for years ended December 31, 2010 and after.

PHILLIPS CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1 Nature of Operations and Significant Accounting Policies. (Continued)

Property and Equipment. Property and equipment consists of furniture and fixtures, and leasehold improvements having a cost of $103,469 and $77,267, respectively, which was fully depreciated under straight-line methods over the useful lives of the respective assets prior to the year ended December 31, 2014. At December 31, 2014, the net book value of property and equipment was $-0- and depreciation expense was $-0-, for the year ended December 31, 2014.

Treasury Stock. Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using first-in, first-out method.

Subsequent Events. Subsequent events have been evaluated through February 20, 2015, which is the date the financial statements were available to be issued.

2 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $219,758, which was $214,758 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.02 to 1 at December 31, 2014.

SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

Phillips Capital, Inc.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net Capital

Total Shareholder's Equity	$ 396,036
Deduct	
Non-allowable assets	
Accounts receivable	174,870
Prepaid expenses and Other assets	1,408
Haircut	-
	176,278
Net Capital	$ 219,758
Aggregate Indebtedness	$ 4,870
Minimum Net Capital Required	$ 5,000
Capital in Excess of Minimum Requirement	$ 214,758
Ratio of Aggregate Indebtedness to Net Capital	.02 to 1

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Shareholder of Phillips Capital, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Phillips Capital, Inc. (the "Company"), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect, and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle and Company, P.C.
Denver, Colorado

February 20, 2014

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder of Phillips Capital, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Phillips Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Phillips Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Phillips Capital, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle and Company, P.C.
Denver, Colorado

February 20, 2014

WORKING COPY

SIPC-7		SIPC-7
(33-REV 7/10)		(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _____ 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

009312 Finra Dev
Phillips Capital
1610 Wynkoop Ste 500
Denver, CO 80202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _682.43_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_156.44_)
   _7-22-14_
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _525.99_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _525.99_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _525.99_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 _____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:	Postmarked _____	Received _____	Reviewed _____	
	Calculations _____		Documentation _____		Forward Copy _____
	Exceptions:				
	Disposition of exceptions:				

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____371,029.00_____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____64,343.00_____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C). _____33,713.00_____

(Deductions in excess of $100,000 require documentation) _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii) _____98,056.00_____

Total deductions _____98,056.00_____

2d. SIPC Net Operating Revenues   272,973.00

2e. General Assessment @ .0025 $ _____682.43_____

(to page 1, line 2.A.)

2

PHILLIPS CAPITAL, INC. 7189

Securities Investor Protection Corporatio   1/22/2015
5630 · SIPC   SIPC 7 annual 2014   525.99

Compass Checking   SIPC 7 annual 2014   525.99